ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	703,644
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		88,195
Net increase or decrease in assets and liabilities		
Commissions receivable		142,782
Receivable from related party		(68,818)
Other assets		(83,307)
Accounts payable and accrued expenses		11,926
Commissions payable		(23,576)
Revenue sharing payable		(38,387)
Revenue sharing payable, related party		(55,787)
Accrued income taxes		123,042
Accrued rent		63,520
Deferred tax liability		(65,194)
NET CASH PROVIDED BY OPERATING ACTIVITIES		798,040
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(65,704)
NET CASH USED IN INVESTING ACTIVITIES		(65,704)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		732,336
CASH AND CASH EQUIVALENTS, beginning of year		4,393,629
CASH AND CASH EQUIVALENTS, end of year	$	5,125,965
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	785,000
Interest paid	$	-

The accompanying notes are an integral
part of this financial statement.